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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

AMS Health Sciences, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

00178W105

(Cusip Number)

Fredric Mack
2115 Linwood Ave. Suite 110
Ft. Lee, NJ 07024
(201) 346-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00178W105

1.	Name of Reporting Person: Fredric Mack		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 435,000sh

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 435,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.42%

14.	Type of Reporting Person (See Instructions): IN

Introductory Note

Item 1. Security and Issuer. AMS Health Sciences, Inc. - Common Stock

Item 2. Identity and Background. See Below

Item 3. Source and Amount of Funds or Other Consideration. Personal Funds - $1,691,151.00

Item 4. Purpose of Transaction Investment

Item (2)

(a) Fredric Mack

(b) 2115 Linwood Ave., Ft. Lee, NJ 07024

(c) Real Estate Development, 2115 Linwood Ave., Ft. Lee, NJ 07024

(d) No

(e) No

(f) US Citizen

Item 5. Interest in Securities of the Issuer. 6.42%

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None

Item 7. Material to be Filed as Exhibits

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2004

By:	/s/ Fredric Mack
Name:	Fredric Mack